LALITA, INC.
Statements of Changes in Shareholders' Equity
For the Years Ended December 31, 2017 and 2016
(Unaudited)

	Common Stock		Capital in Excess of	Retained	Total Shareholders'
	Shares	Amount	Par Value	Deficit	Equity
Balance, December 31, 2015	4,500		$ 2,500	$ (47,873)	$ (45,373)
Convertion of loans to equity		-	74,551		74,551
Net loss				(1,526)	(1,526)
Balance, December 31, 2016	4,500	-	77,051	(49,399)	27,652
Sales of shares of common stock	4,000		42,588		42,588
Net loss				(34,643)	(34,643)
Balance, December 31, 2017	8,500	$ -	$ 119,639	$ (84,042)	$ 35,597